        Participation Notes Linked to the Deutsche Bank Currency Returns Plus
(USD) Index  due October 14*, 2014

Indicative Terms as of September 2, 2010

CUSIP:       2515A0 6U 2
Issuer:      Deutsche Bank AG, London Branch
Tenor:       4 years
Index:       The Deutsche Bank Currency Returns Plus (USD) Index (Ticker:
             DBCRPLU Index>)
Issue Price: 100% of the face amount
Payment at   At maturity, you will receive a cash payment for each $1,000 principal
Maturity:    amount of notes as follows:

[] If the Index Return is positive,

           Minimum Payment Amount + Additional Amount [] If the Index Return is
zero or negative, Minimum Payment Amount

                    Any Payment at Maturity is subject to the credit of the Issuer.
Minimum Payment     $950, equal to 95% of the principal amount
Amount:
Additional Amount:  $1,000 x (Participation Rate x Index Return)
Participation Rate: 115% to 125% (TBD on the Trade Date)
Index Return:       The performance of the Index from the Initial Level to the Final Level, calculated as follows:

Final Level -- Initial Level
Initial Level

Initial Level: The Index closing level on the Trade Date.
Final Level:   The Index closing level on the Final Valuation Date.
Discounts and    Deutsche Bank Securities Inc. ("DBSI") will receive a fee from
Commissions:   the Issuer that will not exceed $25.00 per $1,000 principal amount of notes. DBSI, the agent for this offering, is our affiliate. For more information see "Supplemental Underwriting Information (Conflicts of
               Interest)" in term sheet No. 952C.

Best Case Scenario

If the Index Return is positive, at maturity investors will receive the Minimum
Payment Amount of $950 plus $1,000 multiplied by 115% to 125% (TBD on the Trade
Date) of the Index Return. Any Payment at Maturity is subject to the credit of the Issuer.

Worst Case Scenario

If the Index Return is zero or negative, investors will receive only the
Minimum Payment Amount of $950 per $1,000 note. Even if the Index Return is positive, the Additional Amount will be added to only the Minimum Payment
Amount of $950 in calculating your Payment at Maturity per $1,000 note.
Benefits / Positioning

* Exposure to the performance of the Deutsche Bank Currency Returns Plus (USD)
Index, which reflects a one-third position in each of the Deutsche Bank
Balanced Currency Harvest Index, the Deutsche Bank Currency Momentum Index and
the Deutsche Bank Currency Valuation Index (the "Underlying Indices")

* Offers investors diversification of their U.S. dollar exposure

* Investors will have the potential to receive a return equal to 115% to 125%
of any positive Index Return, which will be added to the Minimum Payment Amount of $950 in determining the Payment at Maturity

Risk Factors

* If the Index Return is zero or negative, you will lose 5% of your initial investment

* Even if the Index Return is positive, you will some of you investment if the
Index has not appreciated sufficiently

* An investment in the notes is subject to the credit of the Issuer

* You will not receive any coupon payments during the term of the notes

* Investing in the notes is not equivalent to investing directly in the Index of the Underlying Indices

* Currency markets may be volatile, and the components of the Underlying
Indices are subject to legal and regulatory risks

Important Dates

Trade Date                      October 8*, 2010
Settlement Date                 October 14*, 2010
Final Valuation Date            October 8*, 2014
Maturity Date                   October 14*, 2014 (4 years)
*Expected. In the event that we make any change to the expected
Trade Date and Settlement Date, the Final Valuation Date and
Maturity Date may be changed so that the stated term of the notes remains the same.

NOT FDIC / NCUA INSURED OR GUARANTEED MAY LOSE VALUE NO BANK GUARANTEE
NOT A DEPOSIT / NOT INSURED OR GUARANTEED BY ANY FEDERAL
GOVERNMENTAL AGENCY

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated September 2, 2010

Return Scenarios at Maturity Hypothetical Examples (Assumes a Participation Rate of 120%)
Hypothetical Index Performance (%)	Additional Amount (per $1,000 invested)	Payment at Maturity (per $1,000 invested)
70.00%	$840.00	$1,790.00
60.00%	$720.00	$1,670.00
50.00%	$600.00	$1,550.00
40.00%	$480.00	$1,430.00
30.00%	$360.00	$1,310.00
20.00%	$240.00	$1,190.00
10.00%	$120.00	$1,070.00
4.17%	$50.00	$1,000.00
2.00%	$24.00	$974.00
0.00%	$0.00	$950.00
-10.00%	$0.00	$950.00
-20.00%	$0.00	$950.00
-30.00%	$0.00	$950.00
-40.00%	$0.00	$950.00
-50.00%	$0.00	$950.00
-60.00%	$0.00	$950.00
-70.00%	$0.00	$950.00
-80.00%	$0.00	$950.00
-90.00%	$0.00	$950.00
-100.00%	$0.00	$950.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Risk Factors
MARKET RISK — The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive. Because the notes are only 95.00% protected, you will receive less than your initial investment at maturity if the Index Return is zero or negative.  Even if the Index Return is positive, the Additional Amount will be added to only $950 in calculating your Payment at Maturity per $1,000 note and so, if the Index does not appreciate sufficiently, you will lose some of your initial investment. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

CREDIT OF THE ISSUER — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity and partial protection, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity or partial protection owed to you under the terms of the notes.

NO PERIODIC COUPON PAYMENTS — You will not receive periodic coupon payments on the notes.

STRATEGY RISK — The strategy reflected in each Underlying Index takes the view that taking long positions in certain currencies and short positions in other currencies will result in a net gain. However, there is no assurance that any of these strategies will be successful. Various market factors and circumstances at any time and over any period could cause, and have in the past caused, such strategies to fail to perform as expected.

THE INDEX HAS LIMITED PERFORMANCE HISTORY — Publication of the Index began in February 2008. Therefore, it has limited performance history and no actual investment which allowed tracking of the performance of the Index was possible before that date.

INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE INDEX OR THE UNDERLYING INDICES — You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Index or the Underlying Indices.

THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

YOU MAY RECEIVE A NEGATIVE RETURN ON THE NOTES EVEN IF THE INDEX RETURN IS POSITIVE — If the Index Return is positive, the Additional Amount will be added to the Minimum Payment Amount of $950.00 in determining the Payment at Maturity per $1,000 Principal Amount of notes. Therefore, the Index will need to appreciate by at least 4.00% to 4.35% (depending on the Participation Rate, which will be determined on the Trade Date) for you to receive at least your initial investment amount at maturity. If the Index does not appreciate sufficiently, you will lose some of your initial investment in the notes.

THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS — Accordingly, you should be willing and able to hold your notes to maturity.

GAINS IN CERTAIN COMPONENTS OF THE UNDERLYING INDICES MAY BE OFFSET BY LOSSES IN OTHER INDEX COMPONENTS — The notes are linked to the performance of the Index, which reflects a one-third investment in each of the Underlying Indices. The Underlying Indices are composed of multiple currency positions. Any gain in one position may be offset by a loss in another position. The performance of the Index will be based on the appreciation or depreciation of the Index as a whole. Therefore, a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in an aggregate Index Return equal to or less than zero.

ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE NOTES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE — While the Payment at Maturity described in this term sheet is based on the full Principal Amount of your notes, the original Issue Price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. Therefore, the value of the notes on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original Issue Price. The inclusion of commissions and hedging costs in the original Issue Price will also decrease the price, if any, at which we will be willing to purchase the notes after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be willing and able to hold your notes to maturity.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options. Such trading and hedging activities may affect the Index and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.
CURRENCY MARKETS MAY BE VOLATILE — Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the Underlying Indices and the value of your notes in varying ways, and different factors may cause the values of the components of the Underlying Indices and the volatility of their prices to move in inconsistent directions at inconsistent rates.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

See “Selected Risk Considerations” in term sheet No. 952C and “Risk Factors” in the accompanying product supplement for additional information.

Important Information and Disclosures
This fact sheet does not contain all the relevant terms and conditions. This fact sheet must be read in conjunction with term sheet No. 952C, the accompanying product supplement C, prospectus supplement and prospectus. Full details of the terms and conditions, including risk factors and tax treatment, associated with this instrument are described in term sheet No. 952C, the accompanying product supplement C, prospectus supplement and prospectus, which should be read carefully before investing.

We have sent you this document in our capacity as a potential counterparty acting at arm's length. We are not acting as your financial adviser or in a fiduciary capacity in respect of this proposed transaction or any other transaction with you unless otherwise expressly agreed by us in writing. Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of a transaction they may enter into.

Before entering into any transaction you should take steps to ensure that you understand and have made an independent assessment of the appropriateness of the transaction in light of your own objectives and circumstances, including the possible risks and benefits of entering into such transaction. You should also consider making such independent investigations as you consider necessary or appropriate for such purposes.

The past performance of notes, currency exchange rates or other instruments referred to herein does not guarantee or predict future performance. Please note: market values may be affected by a number of factors including commodity values, interest rates, volatility, time to maturity, dividend yields and issuer credit ratings.  These factors are interrelated in complex ways, and as a result, the effect of any one factor may be offset or magnified by the effect of another factor.

The notes referred to herein involve risks, which may include interest rate, currency, credit, political, liquidity, time value and market risk, and are not suitable for all investors.

These instruments are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency. These instruments are not insured by any statutory scheme or governmental agency of the United Kingdom. The distribution of this document and availability of these products and services in certain jurisdictions may be restricted by law.

We or our affiliates, or persons associated with us or such affiliates, may: maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation.

Deutsche Bank does not provide accounting, tax or legal advice.

“Deutsche Bank” means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche Bank's wealth management activities for high-net-worth clients around the world.  Deutsche Bank Alex. Brown is a division of Deutsche Bank Securities Inc.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 952C and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 952C and this fact sheet if you so request by calling toll-free 1-800-311-4409.